Exhibit a(1)

14911 Quorum Drive
Suite 600
Dallas, Texas 75254

January 18, 2007

Dear Fellow Shareholders,

On January 16, 2007, we announced that ElkCorp had entered into an amended merger agreement with The Carlyle Group. Under the terms of this agreement, an affiliate of Carlyle has commenced a tender offer to acquire all of ElkCorp’s outstanding shares of common stock for $40.50 per share (the “Carlyle Tender Offer”). This price represents a premium of approximately 61% over ElkCorp’s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the Company’s strategic alternatives. The Carlyle Tender Offer, which commenced today, will expire at midnight on February 14, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Enclosed with this letter is ElkCorp’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. As described in greater detail in this document, on the recommendation of its Special Committee of independent, non-management directors and with the assistance of its legal and financial advisors, your Board of Directors recommends that ElkCorp shareholders ACCEPT the Carlyle Tender Offer and tender their shares in the Carlyle Tender Offer.

The revised Carlyle Tender Offer represents a $2.50 increase over the $38 price per share provided in the original merger agreement with Carlyle, which we announced on December 18, 2006. The completion of the Carlyle Tender Offer is subject to a majority of outstanding shares being tendered in the offer and certain other customary conditions. Following the completion of the Carlyle Tender Offer, ElkCorp will be merged with and into an affiliate of Carlyle and all remaining outstanding ElkCorp shares will receive the same price per share as paid in the Carlyle Tender Offer.

As you may be aware, on December 20, 2006 Building Materials Corporation of America (“BMCA”) began a $40.00 per share in cash tender offer for the Company’s outstanding shares (the “BMCA Original Tender Offer”). On January 18, 2007, BMCA terminated the BMCA Original Tender Offer. However, also on January 18, 2007, a subsidiary of BMCA commenced a new tender offer to purchase all of the Company’s shares for $42.00 per share (the “BMCA Revised Tender Offer”). This letter and the enclosed materials do not address the BMCA Revised Tender Offer. The Board, consistent with its fiduciary duties, the Company’s obligations under the merger agreement with Carlyle and applicable laws, will review the BMCA Revised Tender Offer and make a recommendation to shareholders. The Board urges its shareholders not to take any action with respect to the BMCA Revised Tender Offer until the Board makes its recommendation.

Since our review process began in 2006, your Board has been working to secure maximum value for shareholders and the right result for the Company. We thank you for your continued support.

Very truly yours,

Thomas D. Karol
Chairman of the Board and
Chief Executive Officer

Additional Information and Where to Find It.  In connection with the Carlyle tender offer, ElkCorp is filing a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by an affiliate of BMCA, ElkCorp expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp’s participants in the solicitation is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.